UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.

330 West 34th Street

New York, New York 10001

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of
December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2016 and 2015	3

Notes to Financial Statements	4

Supplemental Schedule*:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2016	12

*   Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

Foot Locker 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP

New York, New York

June 15, 2017

Foot Locker 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value	$264,048,078	$238,500,090
Cash - non-interest bearing	100,606	157,363
	264,148,684	238,657,453

Notes receivable from participants	6,875,093	6,681,709

Receivables:
Participant contributions	353,096	256,351
Employer contribution	3,087,345	2,976,317
Due from broker for securities sold	13,446	16,213
Total assets	274,477,664	248,588,043

Liabilities:
Excess contributions payable to participants	130,786	112,297
Net assets available for benefits	$274,346,878	$248,475,746

See accompanying notes to financial statements.

Foot Locker 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$16,068,164	$4,140,124
Dividends	5,290,651	4,646,994
Total investment income	21,358,815	8,787,118

Interest on notes receivable from participants	202,148	190,653

Contributions:
Participants	20,720,855	19,644,203
Employer	3,087,345	2,976,317
Total contributions	23,808,200	22,620,520

Total additions	45,369,163	31,598,291

Deductions from net assets attributed to:
Benefits paid to participants	18,724,096	14,557,645
Administrative fees	773,935	772,792
Total deductions	19,498,031	15,330,437

Net increase in net assets	25,871,132	16,267,854

Net assets available for benefits:
Beginning of year	248,475,746	232,207,892
End of year	$274,346,878	$248,475,746

See accompanying notes to financial statements.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

(1)         Description of the Plan

The following description of the Foot Locker 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)  General

The Plan is a defined contribution plan covering generally all U.S. employees of Foot Locker, Inc. (the "Company" or the "Plan Sponsor") and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico and are covered under another affiliate defined contribution plan. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective as of January 1, 1996.

(b)  Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation, as defined, for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 5%. The maximum allowable salary reduction contribution by a participant is 40% of pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. In accordance with the Internal Revenue Code ("IRC"), as amended, the maximum amount that a participant may contribute under the Plan is $18,000 for 2016 and 2015. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company makes a matching contribution in an amount equal to 25%  of the employees’ pre-tax contributions on up to the first 4% of the employees’ compensation (subject to certain limitations). Effective January 1, 2016, as approved by the Retirement Plan Committee at its meeting on October 19, 2015, the Plan was amended to provide that the Company’s matching contributions will be made in cash and invested in accordance with the participants’ investment elections rather than made in the Company’s common stock ("Foot Locker Shares"). Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2016 or 2015. Participants who have attained the age of 50 may make catch-up contributions of up to $6,000 in 2016 and 2015 as defined by the Plan. These contributions are not eligible for matching contributions by the Company.

(c)  Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Company's matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

(1)         Description of the Plan - (continued)

(d)  Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested for each annual matching contribution after five years of vesting service, as defined in the Plan document.

(e)  Investment Options

Participants may change their investment options daily. Participants may elect to allocate up to 25% of their contributions to the Company’s stock. In addition, each participant could direct his or her contributions to the following funds in 1% increments:

Northern Trust Focus Funds (age based) - Each Northern Trust Focus Fund invests in an array of underlying Northern Trust Funds, allowing the participant to invest in a mix of stocks, bonds, and capital preservation investments. Some of the underlying funds held by the Northern Trust Focus Funds invest in international securities, which involve risks such as currency fluctuations and economic and political instability.

Northern Trust Focus Income Fund - The fund seeks to provide current income for investors in retirement. The fund will employ a strategic asset allocation strategy which begins with an aggressive allocation and over time moves toward a more conservative allocation. The fund will invest primarily, but will not be limited to, in various equity, fixed income, real estate, and short-term cash collective funds.

Baron Small Cap Fund - The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies. The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase.

Mainstay Large Cap Growth Fund - The fund seeks long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Northern Trust Collective All Country World Ex-US IMI Fund - The fund seeks to approximate the risk and return characteristics of the Morgan Stanley All Country World Ex-US Investable Market Index. This index is commonly used to represent the non-US equity developed and emerging markets.

Northern Trust S&P 500 Index Fund - The fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large-cap segment of the U.S. equity market.

Goldman Sachs Small Cap Value Fund - The fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index. The fund invests in small and/or midsize companies.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

(1)         Description of the Plan - (continued)

(e)  Investment Options - (continued)

Dodge & Cox Stock Fund – The fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income. The fund invests primarily in a diversified portfolio of equity securities. The fund will invest at least 80% of its total assets in equity securities including common stocks, depository receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks.

Metropolitan West Total Return Bond Fund - The fund seeks to outperform the Barclays Capital Aggregate Index while maintaining overall risk similar to the index. Investments are made primarily in a diversified portfolio of investment grade, fixed-income securities of various types of bonds and other securities, and can include corporate bonds, notes, collateralized bond obligations, collateralized debt obligations, mortgage and other asset backed securities, bank loans, money-market securities, swaps, futures, options, credit-default swaps, private placements, municipal securities, and restricted securities.

Wells Fargo Stable Return Fund - The fund seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds and an expectation of less price fluctuation of stock or bond funds. The fund intends to be fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Foot Locker Stock Fund – Participants may invest in Foot Locker Shares. Foot Locker Shares may be obtained directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f)    Notes Receivable from Participants

Participants may borrow from their accounts, once each year, a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). At any time, only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Notes receivable from participants totaling $6,875,093 and $6,681,709 were outstanding at December 31, 2016 and 2015, respectively, bearing interest rates ranging from 3.25% to 8.25%  at December 31, 2016 and 3.25% to 8.00% at December 31, 2015.

(g)  Payment of Benefits

Participants are eligible for a distribution upon termination of service, death, disability, or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed in either cash or Foot Locker Shares.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes, or penalties incurred.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

(1)         Description of the Plan - (continued)

(h)  Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures, and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company and, therefore, are not included in the accompanying financial statements. For registered investment companies, investment advisers are reimbursed for costs incurred and receive a management fee for providing advisory services. These reimbursed costs and management fees are reflected in the net appreciation of investments on the statements of changes in net assets available for benefits.

(i)  Forfeitures

Forfeitures of non-vested employer matching contributions are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $124,569 and $175,623 in 2016 and 2015, respectively. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $187,858 and $115,584, respectively.

(2) Summary of Significant Accounting Policies

(a)  Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)  Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)  Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end. Foot Locker Shares held within the Foot Locker Stock Fund and mutual funds are valued at the quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Interest and dividend income earned from commingled funds are re-invested by the respective funds and are included in net appreciation of investments in the statements of changes in net assets available for benefits. Dividend income earned from the mutual funds and common stock is recorded as dividends in the statements of changes in net assets available for benefits. See Note 7 for a discussion of fair value measurements.

The Plan has an indirect investment in a fully benefit-responsive common collective trust through the Wells Fargo Stable Return Fund.  This investment is reported at fair value, which approximates contract value. The Wells Fargo Stable Return Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. There are no unfunded commitments or reserves as of December 31, 2016 and 2015.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

(2) Summary of Significant Accounting Policies – (continued)

(d)  Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e)  Payment of Benefits

Benefits are recorded when paid.

(f)  Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRC are recorded as a liability with a corresponding reduction to participant contributions. The Plan distributed the 2016 excess contributions to the applicable participants prior to March 15, 2017.

(g) Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-12,  Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. ASU 2015-12 simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type, however plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan adopted certain provisions of Part II of ASU 2015-12 retrospectively as of December 31, 2016, and Parts I and III do not apply to the Plan and will not be adopted.

Other recent accounting pronouncements issued by the FASB did not, or are not believed by management to, have a material effect on the Plan’s financial statements.

(3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(4) Tax Status

The Internal Revenue Service ("IRS"), the primary tax oversight body of the Plan, generally has the ability to examine the Plan activity for up to three prior years. On November 7,  2013, the Company received a favorable determination letter from the IRS with respect to the qualification of the Plan which expired on January 31, 2017. The Company has requested a new determination letter from the IRS in January 2017. The Company has not yet received a response from the IRS, however, management believes the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

(4) Tax Status – (continued)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(5) Risks and Uncertainties

The Plan offers a number of investment options, including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of the Plan Sponsor. At December 31, 2016 and 2015,  approximately 25% and  28%, respectively, of the Plan's net assets were invested in the common stock of the Plan Sponsor. The underlying value of the common stock is entirely dependent upon the performance of Foot Locker, Inc. and the market's evaluation of such performance.

The Plan’s investments include commingled funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity, and related income of these securities, including the Foot Locker Stock Fund, is sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6) Investments

The following investments represent five percent or more of the Plan’s net assets:

	2016	2015
Northern Trust S&P 500 Index Fund – 90,629 and 68,511 units, respectively	$21,857,907	$19,140,586
Dodge & Cox Stock Fund – 86,578 and 78,665 units, respectively	15,956,306	12,804,329
Mainstay Large Cap Growth Fund – 1,711,573 and 1,552,937 units, respectively	14,616,835	15,265,370
Northern Trust Focus 2045 Fund – 108,052 and 99,692 units, respectively	18,005,751	15,460,163
Northern Trust Focus 2050 Fund – 106,767 and 97,324 units, respectively	17,794,870	15,097,831
Wells Fargo Stable Return Fund – 317,345 and 307,357 units, respectively	16,451,175	15,693,672
Foot Locker Stock Fund – 980,430 and 1,074,752 shares, respectively	69,502,711	69,955,585

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

(7) Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2016 and 2015. There were no transfers between levels during 2016 and 2015. See footnote 2(c) for description of valuation methodologies for assets measured at fair value.

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2016
Description	Level 1	Level 2	Level 3	Total
Commingled funds	$—	$141,865,324	$—	$141,865,324
Mutual funds	52,680,043	—	—	52,680,043
Common stock:
Foot Locker Stock Fund	69,502,711	—	—	69,502,711
	$122,182,754	$141,865,324	$—	$264,048,078

	Fair Value Measurements at December 31, 2015
Description	Level 1	Level 2	Level 3	Total
Commingled funds	$—	$122,298,405	$—	$122,298,405
Mutual funds	46,246,100	—	—	46,246,100
Common stock:
Foot Locker Stock Fund	69,955,585	—	—	69,955,585
	$116,201,685	$122,298,405	$—	$238,500,090

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

(8) Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares or units of various commingled funds which were managed by Mercer HR Services, LLC, the Plan’s record keeper. In addition, Northern Trust Investments, N.A. serves as the custodian for certain commingled funds. The Plan invests in common stock of the Company and issues loans to participants.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net increase in net assets per the financial statements for the years ended December 31, 2016 and 2015 to net income per the Form 5500:

	2016	2015
Net increase in net assets per the financial statements	$25,871,132	$16,267,854
Prior year adjustment from contract value to fair value for indirect fully-benefit responsive investment contracts	—	(184,364)
Net income per the Form 5500	$25,871,132	$16,083,490

   Supplemental Schedule

Foot Locker 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost **	(e) Current value
		Commingled Funds:
*	Northern Trust	Northern Trust S&P 500 Index Fund	90,629 units	—	$21,857,907
*	Northern Trust	Northern Trust Collective All Country World Ex-US IMI Fund	85,530 units	—	9,753,030
*	Northern Trust	Northern Trust Focus Income Fund	3,273 units	—	465,995
*	Northern Trust	Northern Trust Focus 2010 Fund	2,112 units	—	311,284
*	Northern Trust	Northern Trust Focus 2015 Fund	6,490 units	—	975,958
*	Northern Trust	Northern Trust Focus 2020 Fund	30,019 units	—	4,614,864
*	Northern Trust	Northern Trust Focus 2025 Fund	51,465 units	—	8,086,171
*	Northern Trust	Northern Trust Focus 2030 Fund	44,604 units	—	7,199,482
*	Northern Trust	Northern Trust Focus 2035 Fund	52,640 units	—	8,708,841
*	Northern Trust	Northern Trust Focus 2040 Fund	71,788 units	—	11,962,014
*	Northern Trust	Northern Trust Focus 2045 Fund	108,052 units	—	18,005,751
*	Northern Trust	Northern Trust Focus 2050 Fund	106,767 units	—	17,794,870
*	Northern Trust	Northern Trust Focus 2055 Fund	83,832 units	—	13,571,538
*	Northern Trust	Northern Truth Focus 2060 Fund	18,416 units	—	2,106,444
	Wells Fargo	Wells Fargo Stable Return Fund	317,345 units	—	16,451,175
		Mutual Funds:
	Goldman Sachs	Goldman Sachs Small Cap Value Fund	130,110 units	—	7,813,095
	Dodge & Cox	Dodge & Cox Stock Fund	86,578 units	—	15,956,306
	Baron	Baron Small Cap Fund	215,606 units	—	5,622,996
	Mainstay	Mainstay Large Cap Growth Fund	1,711,573 units	—	14,616,835
	Metropolitan West	Metropolitan West Total Return Bond Fund	823,439 units	—	8,670,811

		Stock Fund:
*	Foot Locker, Inc.	Foot Locker Stock Fund	980,430 shares	—	69,502,711
		Loans:
*	Plan Participants	Notes receivable from participants	1,860 loans were outstanding at Dec. 31, 2016, bearing interest at rates ranging from 3.25% - 8.25%, maturing through 2031	—	6,875,093
					$270,923,171

*Party-in-interest as defined by ERISA.

**Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Foot Locker 401(k) Plan

By:	/s/ Lauren B. Peters
Lauren B. Peters
Executive Vice President and
Chief Financial Officer

Date: June 15, 2017

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm